The High Yield Income Fund, Inc.
For the semi-annual period ended June 19, 2009
File number: 811-05296

	SUB-ITEM 77C
	Submission of Matters to a Vote of Security Holders


      A Special Meeting of Stockholders was held on May 11, 2009.
At such meeting the
stockholders approved a plan of reorganization between The High Yield Income Fund, Inc.
(HYI), and the Dryden High Yield Fund, Inc. ("Dryden Fund"), whereby all of the assets and liabilities of HYI will be transferred to, and assumed by, the Dryden Fund, solely in exchange for the Class A shares of the Dryden Fund, the subsequent distribution of such shares to HYI shareholders and the liquidation and dissolution of HYI.

      FOR		5,868,919
      AGAINST	  681,088
      ABSTAIN	  257,696